17009134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

SEC FILE NUMBER
8-69726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/20/16 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ImpactUS Marketplace LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 Connecticut Avenue, NW 10th floor
(No. and Street)

Washington	DC	20009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sothara Chin (202) 798-5252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

7501 Wisconsin Ave	Bethesda	MD	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sothara Chin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ImpactUs Marketplace LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operations and Compliance Officer

Title

Notary Public

MELISSA SLAYTON
Notary Public
Howard County
Maryland
My Commission Expires Aug 28, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ImpactUs Marketplace LLC

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Managing Members
of ImpactUs Marketplace LLC

We have audited the accompanying statement of financial condition of ImpactUs Marketplace LLC (the "Company") as of December 31, 2016 and the related notes to the financial statement. These financial statements are the responsibility of ImpactUs Marketplace LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of ImpactUs Marketplace LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that ImpactUs Marketplace LLC will continue as a going concern. As discussed in Note 9 to the financial statement, ImpactUs Marketplace LLC's estimated cash flows and existing capital sources will not be sufficient to meet its projected obligations over the 12-month period subsequent to the issuance of this financial statement. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 9. The financial statement includes an adjustment to record an impairment loss on property and equipment and software due to this uncertainty. Our opinion is not modified with respect to that matter.

CohnReznick LLP

Bethesda, Maryland
February 28, 2017

ImpactUs Marketplace LLC

Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	652,412
Deposits		13,497
Prepaid expenses		73,787
Total assets	$	739,696

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	312,172
Deferred revenue		20,000
Due to member		47,944
Total liabilities		380,116
Members' equity		359,580
Total liabilities and members' equity	$	739,696

See Notes to Financial Statements.

ImpactUs Marketplace LLC

Notes to the Financial Statement
December 31, 2016

Note 1 - Organization and nature of operations

Organization and business

ImpactUs Marketplace LLC ("we", "us" or "Company") was formed on February 4, 2015 as a Delaware limited liability company, initially under the name Community Investment Marketplace LLC. Effective December 10, 2015, the Company's name was formally changed to ImpactUs Marketplace LLC. The Company has two members, Enterprise Community Partners, Inc., a nonstock corporation organized and existing under the laws of Maryland ("ECP"), and City First Enterprises, Inc., a nonprofit corporation organized and existing under the laws of the District of Columbia ("CFE", together with ECP, the "Founding Members", and each a "Founding Member" or "Member"). ECP and CFE each hold an 8% Founding Member interest. ECP also holds an 84% membership interest other than as a Founding Member ("Regular Member"). Collectively, Founding Member and Regular Member interests represent our total "Member Interests". The Members' liability to the Company is limited to their capital contributions. Since our formation, ECP has provided cumulative cash contributions of $5,500,000 to fund our startup costs. These contributions include $2,000,000 of grants directly to ECP that were unconditionally designated for us in support of our business purpose. ECP's remaining capital commitment to us as of December 31, 2016 is $500,000. We do not have additional capital commitments from our Members to fund our operations beyond this amount. See Note 9 for more information on management's plans to continue operations.

Our daily affairs are administered by our manager, as denoted within Section 18-101(10) of the Delaware Limited Liability Company Act, with oversight by our Board of Directors. Our Board of Directors is comprised of five directors. Founding Members appoint three of the five directors, with ECP appointing two directors and CFE appointing one director. An affirmative vote of a majority of our Membership Interests appoints one director. The manager also serves as a director. Our manager is currently our President and Chief Executive Officer. Distributions to our Members may be made in accordance with the percentage of their Membership Interests and are subject to certain restrictions on distribution, including but not limited to maintaining sufficient reasonable reserves and the necessary net capital requirements as mandated by the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

ImpactUs Marketplace LLC

Notes to the Financial Statement
December 31, 2016

The Company is registered with the SEC under Section 15 of the Securities Exchange Act of 1934 and is a member of FINRA. The Company received approval from FINRA to operate as a broker-dealer effective June 20, 2016 and is currently registered in all 50 states of the United States of America, the District of Columbia and Puerto Rico. Our statement of financial condition as of June 19, 2016 immediately preceding our license to operate as a broker-dealer was as follows:

Assets

Cash and cash equivalents	$	1,955,249
Deposits		15,282
Property and equipment, net		22,153
Software		291,784
Prepaid expenses		89,149
Total assets	$	2,373,617

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	285,344
Due to member		237,546
Total liabilities		522,890
Members' equity		1,850,727
Total liabilities and members' equity	$	2,373,617

Our core business purpose is to bring together issuers of, and investors in, securities that support social and environmental impact. Our planned principal business activities of operating and administering a social and environmental impact investing investment marketplace have not commenced. To date, our principal business activities have been focused on achieving approval to operate as an introducing broker-dealer, development of our marketplace investment platform (the "Marketplace"), marketing of the business and solicitation of issuers to list on the Marketplace to provide social and environmental investment opportunities to investors. Our operations are subject to compliance with certain regulatory requirements for broker-dealers as mandated by the SEC and FINRA. Our activities are subject to significant risks and uncertainties, including establishing a sustainable level of customers and investors and related investment capital for providing administrative services. We are dependent on additional capital resources for the continuation of our business activities and services of a third-party in the continued development and maintenance of the Marketplace. Our customers may include domestic issuers of debt and equity securities that invest capital both domestically and internationally.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenue and expenses recognized during the reporting period. Actual results could differ from our estimates.

Note 2 – Significant accounting policies

Revenue recognition
We earn fees from issuers who list their securities on the Marketplace or for whom we provide administrative services. We perform due diligence on all prospective issuers. We may earn fees from issuers in conducting due diligence, regardless of whether they list on the Marketplace. We recognize these fees when due diligence is complete. We earn a listing fee for each issuer offering and recognize that fee as revenue when the offering is listed on the Marketplace. We earn a fee for purchases of investments listed on the Marketplace and recognize this fee as revenue when the capital is raised. We earn a fee for administering issuer's assets and recognize these fees as services are provided. Other fees are recognized as services are provided. We defer revenue for fees collected but not earned.

Cash and cash equivalents
All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. As of December 31, 2016, we had no items that could be considered cash equivalents.

Advertising costs
We expense advertising costs as incurred.

Property and equipment
Property and equipment are stated at cost less accumulated depreciation. If events or circumstances indicate an asset's carrying amount may not be recoverable, recoverability is tested. If the asset's carrying value is not recoverable, it is evaluated for impairment. Impairment is recognized if the asset's carrying value exceeds its fair value. We evaluated our property and equipment and recognized impairment, as described in Note 10. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years.

Internally developed software
As described in Note 1, our internally developed software platform, the Marketplace, is stated at cost less accumulated amortization. Upon meeting certain criteria, we capitalize external direct costs incurred and payroll and payroll-related expenses for employees who are directly associated with developing or obtaining software applications and related upgrades and enhancements. The cost of software is amortized using the straight-line method over its estimated useful life, which ranges from 3 to 5 years. If events or circumstances indicate its carrying amount may not be recoverable, recoverability is tested. If its carrying value is not recoverable, it is evaluated for impairment. Impairment is recognized if its carrying value exceeds its fair value. We evaluated our software and recognized impairment, as described in Note 10.

Income taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to federal income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by the Members on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for federal income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2015 remain open.

In accordance with accounting guidance for uncertainty in income taxes, the Company is required to recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the more-likely-than-not threshold is met, the tax position is to be measured at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Based upon management's analysis, there were no uncertain tax positions taken on tax returns that require measurement in the financial statements.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board issued new guidance which covers revenue recognition. This guidance is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance can be adopted either retrospectively to each prior reporting period presented, or retrospectively with a cumulative-effect adjustment recognized as of the date of adoption. The effective date of this guidance for public entities applies to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. A reporting entity may choose to early adopt the guidance as of the original effective date for annual reporting periods beginning after December 15, 2016. We are currently evaluating the impact on our financial statements of adopting this guidance.

Note 3 – Deferred revenue

Deferred revenue consists of fees received from customers in advance of listing on the Marketplace. As of December 31, 2016, deferred revenue totaled $20,000.

Note 4 – Related party transactions

Services purchased from ECP

We are party to an Expense Sharing and Services Agreement with ECP ("Shared Services Agreement"). Under the Shared Services Agreement, ECP or an affiliate provides financial management, human resources and ad hoc consulting services to us at fixed amounts or hourly rates as specified in the Shared Services Agreement. For the period June 20, 2016 (effective date of FINRA approval) through December 31, 2016 these services aggregated $66,605. Members' equity includes $41,383 of services contributed to us by ECP.

Due to member
Due to member is comprised of $47,944 in costs advanced by ECP on our behalf to third-parties, which is to be reimbursed to ECP by us.

Note 6 – Benefits plans

We sponsor a qualified defined contribution plan available to all our employees. This plan allows employees to make pre-tax contributions pursuant to Section 401(k) of the Internal Revenue Code and provides for employer matching contributions for eligible employees in accordance with the provisions of this plan and vest ratably over three years. After three years of service, all future matching contributions are automatically vested. The plan also provides for a discretionary employer contribution equal to a percentage, as defined in the plan agreement, of the gross compensation of each employee. Discretionary contributions vest ratably over six years. After six years of service, all future matching contributions are automatically vested.

Note 7 – Concentration of credit risk

We maintain cash on deposit at a financial institution where at times the balance may exceed the federally insured limit. Due to the strong credit rating of this financial institution, we do not believe that we are exposed to significant credit risk with respect to cash.

Note 8 – Commitments and contingencies

We are party to an agreement for shared office space and incur a monthly fee based on our number of users occupying space. The monthly fee includes furnishings, equipment, internet, utilities and maintenance and other services. Our monthly fee may increase or decrease based on our number of users occupying space and is subject to annual increases. The agreement may be terminated with thirty days notice by us or upon the reasonable discretion of the office space provider.

Note 9 – Going concern

We have not commenced principal operations as of February 28, 2017, the issuance date of this report. Our estimated cash flows and existing capital sources will not be sufficient to meet our projected obligations over the 12 month period subsequent to the issuance of these financial statements. As of the issuance date of this report, our existing Members have not committed any additional capital to fund our operations beyond ECP's remaining capital commitment of $500,000, to be funded subsequent to December 31, 2016. ECP has informed us they will not contribute any additional funds for our operations beyond their existing commitment and have instructed us to replace their services provided under the Shared Services Agreement. In conjunction with our Members, we have approved a plan to admit additional Members and solicit other sources of capital to fund our operations. This plan entails dilution of ECP's Regular Member interest, which may result in a change in control subject to FINRA review and approval. We are currently in discussions with multiple interested investors and not-for-profit entities that support impact investing that is complementary to our core business strategy. The interest we have received from potential investors and not-for-profit entities to provide equity investments and grants, respectively, aggregates to an amount that would be sufficient to fund our operating costs for the next twelve months and beyond. As of the date of the issuance of these financial statements, it is uncertain whether our plans to raise equity will be subject to FINRA approval and we have not received written commitments from our potential equity sources or additional sources in an amount sufficient

to provide reasonable assurance that we will be successful in raising capital in either the amount or time frame that is necessary to fund our obligations as they become due. These factors raise substantial doubt about our ability to continue as a going concern.

Note 10 – Fair value measurements

Fair value of assets or liabilities is determined based on the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We determined our projected cash flows are insufficient to recover the carrying value of our property and equipment and software. In estimating their fair value, we applied a cost replacement approach with significant unobservable inputs, representing a level 3 fair value measurement, and as a result, fully impaired our fixed assets.

Note 11 - Net capital requirement

We are required to comply with SEC Uniform Net Capital Rule 15c3-1. This rule prohibits us from engaging in any securities transaction should "aggregate indebtedness" exceed 8 times "net capital" for the first year of FINRA membership, as those terms are defined in the rule, or if excess net capital falls below the required amount of $5,000. We may make distributions or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded. At December 31, 2016, our net capital was $272,297, which was $224,783 in excess of its minimum requirement of $47,514.

Note 12 - Exemption from rule 15c3-3

The Company is exempt from the reserve requirements of SEC Rule 15c3-3(k)(2)(i) as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession or control requirement pursuant to SEC Rule 15c3-3 are not applicable

Note 13 - Subsequent events

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. We evaluated our activity through February 28, 2017 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements, except as noted in Note 9.

PUBLIC

ImpactUs Marketplace LLC
SEC ID#: 8-69726

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2016